October 25, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jeffrey Riedler, Assistant Director, Division of Corporation Finance

Re:          Voxware, Inc.
                Registration Statement on Form S-2
                File No. 333-128690

Dear Mr. Riedler:

On behalf of Voxware, Inc. (the “Company”), this letter is being submitted in response to oral comments relating to the foregoing Registration Statement given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) during the telephone conferences between Ms. Maryse Mills-Apenteng and the undersigned on October 18, 2005 and other representative of this firm on October 20, 2005, with respect to the above-referenced filing. The Company has filed Amendment No. 1 to Form S-2 concurrently herewith.

Per the Staff’s request, the Company has revised the registration fee table in Amendment No. 1 to Form S-2 to reflect, under Rule 429 of the Securities Act of 1933, as amended, the registration of shares of the Company’s common stock previously registered.

Per the Staff’s request, the Company has included a risk factor entitled “A significant portion of our total outstanding shares of Common Stock may be sold in the market in the near future. This could cause the market price of our Common Stock to drop significantly, even if our business is doing well.” reflecting the risk associated with the Company’s Common Stock that could be sold in the near future, thereby having a negative effect on the price of the Company’s Common Stock.

With regard to the opinion of Morgan, Lewis & Bockius LLP (“Morgan Lewis”) filed as an exhibit to the above mentioned Registration Statement, Morgan Lewis has advised the Company that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Securities and Exchange Commission
October 25, 2005

Please do not hesitate to contact the undersigned at 609-919-6603 if you should have any questions or comments with regard to these responses.

Very truly yours,

/s/ Andrew P. Gilbert

Andrew P. Gilbert

cc:    Thomas J. Drury, Jr.